UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number 1-13012
(Check One)
X Form 10-K
For period ended 	December 31, 2003
Transition Report on Form 10-K and Form 10-KSB
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q and Form 10-QSB
Transition Report on Form N-SAR
For the transition period ended
Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full name of registrant: 	H.E.R.C. PRODUCTS INCORPORATED
Former name if applicable:
Address of principal executive office (Street and number):
1420 Columbus Avenue
City, state and zip code: 	Portsmouth, Virginia  23704
PART II
RULE 12b-25(b) AND (c)
        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III
NARRATIVE
        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
        The Registrant requires additional time to complete the audit of its 2003 financial statements and, as a result, the Registrant is unable to file its Form 10-KSB on the prescribed due date without unreasonable effort or expenses.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard
to this notification.
S. Steven Carl	(757) 3930002
Name, Area Code, Telephone Number
(2)	Have all other periodic reports required under Section 13 or
15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes
(3)	Is it anticipated that any significant change in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
	H.E.R.C. PRODUCTS INCORPORATED
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 	March 30, 2004		By:  /s/S. Steven Carl
Chairman of the Board, Chief Executive Officer, and President
        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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